EXHIBIT 99.1

Student Transportation Inc. CEO to Present at Stifel Nicolaus Transportation & Logistics Conference

WALL, N.J., Jan. 23, 2013 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, announced that its Chairman and CEO, Denis J. Gallagher, will address the Stifel Nicolaus Transportation Conference in Key Biscayne, FL on Tuesday, February 12, 2013 at approximately 11:50 am ET. Investors are invited to listen to a live webcast of the event at www.rideSTBus.com. The presentation will be archived on the site following the event as well.

Gallagher will present an overview of STI's fiscal 2013 second quarter results and discuss the company's success and growth opportunities in the $24 billion school transportation industry. Recently the company announced a new alternative fuel initiative and a major new contract win beginning in fiscal 2014.

Commenting on the Conference, Gallagher said, "The conference is a great way for us to keep expanding our presence with U.S investors. We recently completed our 8th year as a Public company listed on both the TSX and most recently the NASDAQ. Stifel Nicolaus has a tremendous Transportation Group and one of their top analysts following our company. We are pleased to be joining 60 of the top leading public and private companies from the transportation industry. These are exciting times for us and we look forward to having more U.S shareholders as we continue on the road ahead."

About

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: For more information, please contact:
         Keith Engelbert
         Director of Investor Relations
         (843) 884-2720
         invest@rideSTBus.com